

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Brian Bohunicky
Chief Financial Officer, Secretary and Treasurer
Oragenics, Inc.
13700 Progress Boulevard
Alachua, Florida 32615

> **Re:** **Oragenics, Inc.**
> **Schedule 14A**
> **Filed June 29, 2010**
> **File No. 001-32188**

Dear Mr. Bohunicky:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director